Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweets related to the transaction:

NEVILLE RAY (Twitter @NevilleRay)

•	Tweet: I can’t wait. Key info: http://NewTMobile.com [link to ZDNet article below]

KATHLEEN O’BRIEN HAM (Twitter @kobham)

•	Tweet: The New @TMobile ensures customers get more data on average at much lower prices. #AllFor5G Key Info: http://NewTMobile.com

T-Mobile CTO at MWCA: Sprint merger will accelerate 5G

By Corinne Reichert, ZDNet, September 13, 2018

The T-Mobile merger with Sprint will mean a faster deployment of 5G services across the United States, Neville Ray has said, with the T-Mobile CTO still positive the transaction will be approved.

Speaking with ZDNet in an interview during Mobile World Congress Americas (MWCA) in Los Angeles on Thursday, Ray cited the “compelling” business case of the merger for consumers, society, and 5G advancement.

“The combination of T-Mobile and Sprint can put 5G really on the map in the US marketplace way faster that either company could do on their own, or AT&T and Verizon could do on their own quite frankly,” Ray said.

Echoing comments from Sprint executive chair Marcelo Claure on Wednesday at MWCA that the US cannot win the 5G race without the merger, Ray said the combination of the two companies would “actually accelerate that push” for 5G.

While T-Mobile is currently focused on the 600MHz spectrum band, and Sprint is rolling out 5G across its 2.5GHz holdings — while Verizon and AT&T both focus on millimetre-wave (mmWave) spectrum — Ray said his company also holds spectrum in the 28GHz and 39GHz mmWave bands.

“You can’t deliver a broad 5G experience with just millimetre wave; we’ve talked for much of the last 18 months about a multi-band 5G strategy, so millimetre wave for urban pockets, then mid- and low-band spectrum for everything from faster smartphones services and enhanced mobile broadband to broad coverage for IoT services,” he said.

“A big part again of the Sprint transaction is this combination of multi-band spectrum assets that allows us to go after the full spectrum of 5G opportunities and use cases.”

Ray is also unfazed by the Federal Communications Commission’s note earlier this week that it will need more time in its deliberations on the merger, saying this is a common occurrence in transactions of such size and scale.

“We have to submit a lot of documentation and information to the FCC and the Department of Justice, but from the FCC’s perspective, we just submitted high volumes of data on the network and the model and all those pieces, and they just said we need a little time out to process all of this information and data,” Ray explained.

“But the progress so far is very good ... dialogue has been very positive with FCC and Department of Justice.”

Speaking on how the merger will occur, Ray explained that Sprint’s customer base will be moved onto T-Mobile’s network.

“You’d expand and keep some of the Sprint sites where you need them for the capacity and coverage, but you’d effectively bring the customers over to the one network, that’s the integration process,” he explained.

“It’s kind of a two- to three-year process to migrate that customer base across onto the one network. During that period, we’re building out 5G at an accelerated pace that we couldn’t do on our own or Sprint couldn’t do on their own, so we free up a lot of spectrum in the combination for dedicated 5G services much faster.”

On T-Mobile’s $3.5 billion deal with Ericsson announced this week, and its $3.5 billion Nokia deal announced in July, Ray said it shows the carrier is putting its money where its mouth is when it comes to 5G.

“That’s all about getting 5G down on top of this 600MHz layer, so the gear we’re deploying now is 5G capable, and we’ll have the software capability on 5G as we look to the latter part of the year in ‘19, devices coming on in ‘19, and so 5G is finally starting to become very real. Our goal and objective is to build nationwide coverage by 2020,” he said.

The Cisco deal for a virtualised packet core, meanwhile, is aimed at “preparing us for the future and agility on our services and capabilities”.

Ray also lauded Verizon’s efforts to bring more competition to the cable companies via its new 5G Home offering, saying a Sprint/T-Mobile entity would also be going after the fixed market.

“There is some displacement already ongoing based on the capabilities of the networks we have that will advance and continue with 5G for sure, but we’re not averse ... especially with our Sprint combination, [there’s] more opportunity to go after that fixed space more aggressively,” he said.

With Sprint choosing its 5G markets of Los Angeles, Washington DC, Atlanta, Chicago, Dallas, Houston, New York City, Phoenix, and Kansas City while T-Mobile targets Los Angeles, New York, Las Vegas, and Dallas, Ray said the carrier will soon announce more of its 30 5G deployment cities.

T-Mobile this week also announced that it now has 1,250 cities equipped with its 600MHz LTE coverage, which Ray said puts the carrier “way ahead”. In total, 36 US states and territories are now on 600MHz, including Puerto Rico.

Ray also pointed out that all three new iPhones are 600MHz compatible, and also come with LTE licence-assisted access (LAA) and 4x4 Multiple-Input Multiple-Output (4x4 MIMO) technologies — which he said T-Mobile has been encouraging Apple to do for three years — making the Apple handsets a win for the carrier.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.